

October 5, 2011

Via E-mail
Mr. B.F. Weatherly
Executive Vice President and Chief Financial Officer
Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

> **Re:** **Callon Petroleum Company**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 18, 2011**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2011**
> **and June 30, 2011**
> **Filed May 10, 2011 and August 8, 2011**
> **File No. 1-14039**

Dear Mr. Weatherly:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Risk Factors, page 17

Weather, unexpected subsurface conditions, and other unforeseen operating hazards may adversely impact our ability to conduct business, page 20

1.   On page 16, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation. In addition, in this risk factor you discuss that you are subject to operating risks associated with drilling for and producing

oil and natural gas. Please revise this risk factor to specifically address, to the extent material, the financial and operational risks associated with your hydraulic fracturing operations, such as the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluids.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

2.   We note that you did not sign or certify Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2010. Please file another amendment. Refer to Exchange Act Rule 12b-15 and, for additional guidance, Question 161.01 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/cfguidance.shtml#ear.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview and Outlook, page 16

Onshore-Permian Basin, page 17

3.   We note your disclosure that during the first six months of 2011 you drilled 16 wells at a total cost of $37.6 million. We note that this appears to be an increase from that disclosed for the fiscal year ended December 31, 2010, for which you reported drilling 20 wells in the Permian Basin, and placed 11 on production, for a total cost of $32 million. With regard to cost pressures in the Permian Basin, we note that in your conference call reporting second-quarter 2011 results of operations, Senior Vice President of Operations Gary Newberry discussed in his presentation that you have continued to experience increasing cost pressures in this basin due to industry activity. Specifically, he noted that drilling rig rates have increased 12% due to increased labor costs to maintain crew continuity, and fracture stimulation services and associated wireline services have increased 10% during the first half of the year. He continued, discussing that your average well costs have increased to $2 million for a typical Wolfberry well, and $2.3 million for a deeper Atoka well. Please expand your disclosure to address these costs increases, or tell us why such disclosure is not appropriate.

Quantitative and Qualitative Disclosure about Market Risk, page 27

4.   You disclose that from time to time you enter into derivative financial instruments to manage oil and gas price risk. In this regard, in your conference call reporting second-quarter 2011 results of operations, we note that your Senior Vice President of Operations Gary Newberry quantified your hedging activity. Mr. Newberry discussed in his presentation that for the remainder of 2011, you have approximately 41% of your estimated oil production hedged, with the weighted average ceiling and floor of

approximately $107.59 and $81.25, respectively. Mr. Newberry continued, discussing your hedging strategy for oil in 2012 and noting also that presently you have no natural gas hedges in place for either 2011 or 2012. Mr. Newberry discussed that, as has been your practice in the past, you have a target of hedging approximately 50% of your anticipated proven production. Please expand your disclosure to quantify your hedging activity for each period you present.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
        George G. Young III
        Haynes and Boone LLP